UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________
FORM 12b-25
___________________________

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

First Commonwealth Financial Corporation
Full Name of Registrant

601 Philadelphia Street
Address of Principal Executive Office (Street and Number)

Indiana, Pennsylvania 15701
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has experienced a delay in completing its Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”). The delay in filing the Form 10-K resulted from unanticipated delays in compiling certain necessary information to complete its audit and to prepare a complete filing of its Form 10-K in a timely manner.

Accordingly, the Registrant is unable to file the Form 10-K within the prescribed time period without unreasonable effort or expense. The Company has issued a press release regarding its results for the fourth quarter and full-year ended December 31, 2016, and does not expect any material changes to the financial results from the press release to be reflected in the Form 10-K when filed. The Company intends to file the Form 10-K within the fifteen day extension period.

This Form 12b-25 contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements can be identified by the fact that they do not relate strictly to historical or current facts and include words such as “expects,” "believe", "intends" or words of similar meaning. Such statements are based on assumptions and involve risks and uncertainties, many of which are beyond our control. These forward-looking statements include statements about the Registrant's ability to file the Form 10-K within the period prescribed by Rule 12b-25. These statements are subject to risks and uncertainties, including the possibility that we may discover heretofore unknown issues relating to our financial statements or our internal control over financial reporting, any of which may result in further delays, including delays that extend beyond the 15-day period during which late filings are permitted, as well as other risks and uncertainties described in the reports that we file with the Securities and Exchange Commission. Any such result may cause volatility in our stock price or a loss of confidence in our management team. Should one of these risks or uncertainties materialize, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, intended, or planned. Forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James R. Reske	(724)	349-3099
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
 ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First Commonwealth Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2017	By:	/s/ James R. Reske
Name: James R. Reske
Title: Executive Vice President, Chief Financial Officer and Treasurer